Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Envirosult Inc
203 G Long Plantation
Lafayette, LA 70508
https://envirosult.com/

Up to $1,235,000.00 in Common Stock at $6.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Envirosult Inc
Address: 203 G Long Plantation, Lafayette, LA 70508
State of Incorporation: DE
Date Incorporated: October 14, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 1,600 shares of Common Stock
Offering Maximum: $1,235,000.00 | 197,600 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.25
Minimum Investment Amount (per investor): $600.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based

Friends & Family

Invest within the first 72 hours to receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based

$600 | Tier 1

Personal Thank You Note & 1% Bonus Shares.

$1,000 | Tier 2

Personal Thank You Note & 2% Bonus Shares, and 1 Choice of 3 Diagrams.

$2,500 | Tier 3

Personal Thank You Note, 5% Bonus Shares, 2 Choices of 3 Diagrams.

$5,000 | Tier 4

Personal Thank You Note, 10% Bonus Shares, Zoom Call with CEO.

$10,000 | Tier 5

Personal Thank You Note, 15% Bonus Shares, 3 Diagrams, Zoom Call with CEO, & Access to Investor/Owner's Club.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Envirosult will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.25/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $625. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Envirosult Inc. ("Envirosult" or the "Company") is a C-Corporation organized under the laws of the state of Delaware.

Envirosult Inc. is in the pre-revenue stage of development.

Poisonous Lead, other various chemicals, and unhealthy contaminants are in drinking water, playgrounds, and now families across the USA. The disastrous impacts and aftermath are similar to that in Flint Michigan, St Joseph, Louisiana, Mississippi River areas labeled as Cancer Alley, etc. And the Mississippi River drains 42 % of the USA. And many other places across the country. Therefore this topic presents a huge and uncomfortable opportunity in US communities.

For example, many communities exist in the USA that do not currently meet USEPA Safe Drinking Water standards. envirosult.com our Company started by 3 veterans and highly experienced in this topic. And Lead the silent predator, especially children in drinking water, soils, and playgrounds have been disastrous. Local communities are currently calling on Envirosult's process for help. We simply liaison with currently readily available federal and state monies for communities and do the project work required, because many don't have adequate resources to do this. Between June 1, 2016, and May 31, 2019 (the most recent data available when this report was completed), there were 170,959 violations of the SDWA in 24,133 community water systems across the U.S. 129,907,275 people (nearly 40 percent of the U.S. population).

Facilitating the construction and or improvement of community water systems. Identify areas where one system covers to many small cities safely. Where necessary, replace existing pipes, lead or otherwise, tanks, and meters. Improving community environmental risk communications. Educating the community on the negative impacts of soil and drinking water contamination created by pollution, viruses, bacteria, lead, mercury, gas, and oil. Checking current governmental compliance for community drinking water systems. Where needed increasing water sampling reliability. Updating other aging infrastructure. Implementing new or innovative approaches to community environmental awareness including safe drinking water ie flyers mailed out to most distressed community water systems. Envirosult Inc has no Intellectual property. Envirosult's owner as a practicing Geoscientist realized that there are large numbers of communities across the USA that don't have safe drinking water and then decided to be a liaison to these communities.

For too many Americans, turning on their faucets for a glass of water is like pouring a cocktail of chemicals. Lead, arsenic, the "forever chemicals" known as PFAS, and many other substances are often found in drinking water at potentially unsafe levels, particularly in low-income and underserved communities. Which is why Envirosult Inc is pursuing our mission.

Our Company Envirosult Inc will do similar engineering projects that focus on four main themes now being pushed in today's universities and newer engineering companies like Envirosult Inc. • Community Development • Education • Health • Sustainability.

Competitors and Industry

The global water and wastewater treatment market is projected to grow from $301.77 billion in 2022 to $489.07 billion by 2029, at a CAGR of 7.1%.

We anticipate that the Company will generate revenues through Environmental Engineering Construction projects for Small Communities. We anticipate that we will serve more profitably because of our increased efficiency, and lower overhead than larger A & E Firms and the owner and his team have a very successful track record in Environmental Engineering projects and government contracts. Companies, such as Brown and Root, have to access very large government contracts in the $500,000 range. Our Company plans to operate in the $500,000 contract range as we begin our

journey to implement clean drinking water across the US.

Some of our direct competitors include small firms, such as Chapman Consulting Inc. and Chapman Consulting. These types of companies work at the federal level, the state level, and then the industry at large of course. Even then they are oversight and compliance groups, legal, accounting, etc. Not directly obtaining funds for small USA communities and then profitably conducting that project work. Our world being in geosciences, is safe drinking water, playgrounds, and other infrastructure projects.

Other companies like Tetra Tech (Market Cap 8.2 Billion), Jacobs (15.7 Billion), are established companies further down their roads as analogs where we hope to be in our proposed market. We believe in our opinion our proposed valuation is very conservative, especially in light of our proposed marketplace smaller communities throughout the USA needing current help with safe drinking water as shown in the SE site. And no known smaller company competitors in our proposed business model. Also, see suspected PFAS contamination map below.

https://www.ewg.org/interactive-maps/2021_suspected_industrial_discharges_of_pfas/map/

One Tetra Tech example among many where federal monies go see below:

https://investor.tetratech.com/press-releases/news-details/2020/Tetra-Tech-Wins-185-Million-USACE-Environmental-Services-Contract/default.aspx

Another example of federal monies Jacob's:

https://www.executivebiz.com/2020/03/jacobs-gets-potential-480m-contract-to-manage-wilmington-city-facilities/

Current Stage and Roadmap

CURRENT STAGE

Raising money through early on investors, part owners, future board members, and crowdfunding per SEC Regulations.

We are a true seed-stage company and will commence operations with crowdfunding and other monies raised

FUTURE ROADMAP

Hiring key personnel, geoscientists, field supervisors, engineers, administrative, office set up, etc.

In order to become profitable Envirosult needs a larger capital infusion in order to operate on a profitable basis. This is why we are pursuing crowdfunding, banking, and other private and company sources. Our business model is predicated on being able to fund salaries, equipment purchases, and other business operations as well as client expenses. Our client payments come at a later date from their general operating funds,

or their federal and state monies we help them access.

This is why we are pursuing this crowdfunding offering, and why we have contemplated banking and other private and company sources.

As Envirosult Inc moves forward in this process we certainly intend to add other officers and/or board members over time. As of this time, it would be hard to predict timing as this depends on the fundraising process.

Also, for example, we hired Michael Collins as CFO, formally in November 2022. He will handle these ongoing assigned duties as Chief Financial Officer at approximately $75,000 per year and 15% ownership. Other corporate positions will be added over time as we moved forward.

Michael Collins is currently CFO of Envirosult Inc and I am the only Director at this point. Others will be added later as funding occurs and we grow.... as other key management persons are further needed.

Again Envirosult Inc will focus on small readily available federal and state monies on behalf on smaller communities across the USA and average project size in the $150,000 to $1,000,000

https://www.americanbar.org/groups/crsj/publications/human_rights_magazine_home/vol--44--no-2--housing/rural-america-s-drinking-water-crisis/

Our market Page 1,2 There are nearly 60 thousand community water systems in the United States and 93 percent of them serve populations of fewer than 10,000 people—67 percent serve populations of fewer than 500 people. In 2015, 9 percent of all water systems had a documented violation of water quality standards, exposing 21 million people to unhealthy drinking water. These violations were more likely to occur in rural areas, where communities often have trouble finding the funds to maintain their systems.

Some communities have a hard time simply finding a qualified technician to oversee the water treatment process. The job requires training and certification, yet pays part-time hours in towns often populated mainly by retirees.

https://www.ewg.org/interactive-maps/2021_suspected_industrial_discharges_of_pfas/map/

Tying back to our current $12,500,000 valuation. 60,000 communities, the low side of our proposed project range $150,000 equals very conservatively if we acquire 2% of the proposed marketplace equals more than our 10-year projections. Not to mention repeat business.

Envirosult has modeled its operational structure in a manner similar to that of Tetra Tech, and others below, and plans to concentrate marketing efforts toward small to medium-sized municipalities that are not being served by large entities Michael Green has worked in the past with companies like Tetra Tech, Jacob's, Wood, while Project

Manager at Plains Pipeline, Radian Corp, Emcon, etc and is familiar with their various operations. Our market is there and not being served, our goal is to service this market in a timely and cost-effective manner.

To expedite envirosult.com process we will target communities with known water and other environmental problems. We will mail out flyers and call selected community leaders. We will use social media again for selected communities targeted. We also believe our approach will promote call in business. Sampling reliability or none, piping, etc are issues as shown earlier.

https://www.aroraengineers.com/wp-content/uploads/2022/05/2022-ENR-Top-500.pdf

Tetra Tech per their website for USA operations supports primarily Federal Agencies and State Agencies and then Municipal sectors. Envirosult hopes to support the Smaller Municipal sectors first as liaisons to current readily available federal and state monies.

https://www.tetratech.com/en/united-states

https://www.lek.com/insights/ar/eight-trends-environmental-services-investors-watch-2022-and-beyond

https://www.wsj.com/market-data/quotes/TTEK

Our goal with Envirosult is to provide timely and cost-effective solutions to small to medium-sized municipalities. To accomplish this goal some of our costs will be variable and depend on the number of contracts in process. The only fixed costs will be office rent, office equipment and communication, and salaries and benefits for the management, field personnel and team members.

The Team

Officers and Directors

Name: Michael Collins

Michael Collins's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: November, 2022 - Present
  Responsibilities: Michael currently serves as CFO of Envirosult Inc., specifically designated as such in November 2022. Michael will vest over time as a 15% owner in Envirosult Inc and will be compensated $75,000 yearly income as funding is raised. His past and present duties continue to be the Company's Accounting and Financial Management, Marketing and Market analyses. Industry and competitor Analyses and competitors. Defining readily available

federal and state funding for small USA communities.

Other business experience in the past three years:

- **Employer:** Michael Collins CPA
  Title: Owner
  Dates of Service: August, 1995 - Present
  Responsibilities: Accountant and attorney to his broad base of clients in the USA and internationally. However, as part Owner of Envirosult Inc Michael Plans to transition to full-time Envirosult as Funding is raised. Right now about 30-35 hours per week for Envirosult Inc

Name: Michael Green

Michael Green's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: October, 2018 - Present
  Responsibilities: As an 85% shareholder in Envirosult Inc Mr. Green manages start-up activities for legal, accounting, fund raising, and crowdfunding, Giving regular presentations via social media. Regular interface with universities and industry groups such as Water Environment Federation, National Water Well Association, etc. Email correspondence with various universities such as Cornell, Middle State Tennessee, etc. Regular interface with hurting small communities across the USA. High definition of readily available federal and state monies to access safe drinking water for our target market. Michael Green currently does not take a salary.

- **Position:** Secretary
  Dates of Service: October, 2018 - Present
  Responsibilities: Administrative

- **Position:** Director
  Dates of Service: October, 2018 - Present
  Responsibilities: Sole Board Member for Envirosult.

Other business experience in the past three years:

- **Employer:** SLCC
  Title: Adjunct Professor, Consultant Geoscientist
  Dates of Service: August, 2011 - Present
  Responsibilities: Teaching Geosciences and consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (Envirosult Inc) as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore

will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Envirosult Inc was formed on 10-14-2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Envirosult Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you

are investing in this company, it's because you think that Envirosult Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The CEO was previously involved in a personal bankruptcy proceeding which has since been discharged.
In 2011, Michael Green, the CEO of the Company, filed for personal bankruptcy due to personal debts related to his underage son's medical condition. In 2014 the bankruptcy was discharged and since that time there have been no personal financial proceedings of any kind. No company Michael has owned or operated has had any financial proceedings.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Green	1,700,000	Common Stock	85.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 197,600 of Common Stock.

Common Stock

The amount of security authorized is 2,500,000 with a total of 2,000,000 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less

than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Shares to Michael Green and Michael Collins 1,700,000 + 300,000.
  Date: October 13, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The owner of Envirosult Inc. or other team members have taken no income from Envirosult Inc since October 14th, 2021. Likewise, have taken no income since the idea was formulated, its seed, research, development, and initial capitalization phase. Each team member has their own sources of income, as described in or their credentials. Therefore this business at its current phase can operate indefinitely.

Right now we have no major expenses other than having formed this company, the crowdfunding process paid for by team members, and our social media marketing conducted by team members and their peers. Based on our current marketing conducted by current team members and their peers Envirosult Inc is gaining traction which is ideal for potential investors. Meaning calls from communities, pastors, mayors, and others who currently need that which Envirosult Inc offers.

To go fully operational, and profitable is the purpose of crowdfunding; to rapidly expedite our process for communities currently without clean water to drink, or otherwise hurting across the USA. Expenses year 1 and 2 of going fully operational are $375,274 and $850,415 respectively which is our funding goal. We go profitable year 2 and year 3 create $2,108,958 in net profits based on our internal calculations and projections: very competitive and conservative among startups because our marketplace well defined throughout our Start Engine site data

These expenses are as follows: Office and Field Construction Trailers Rents, Project Field and Office Assistant(s), Grant Writer(s), Social Media Manager, IT Manager, Office Manager, Field Superintendent(s), Director, CFO, Incentives, Benefits and Salaries for these various above personal, Cell Phones, Telephone, Internet and call in services like for a Utility, or water supply Company, Copier, Office Computers, Equipment, Laptops for field personnel and various office supplies. Vehicles and travel Expenses for field and select office personnel.

Outside project Engineering and project supplies costs, Lobbying, and Marketing.

We see being a smaller elite team hiring only the most qualified personnel and hiring and personnel is key process to any company success.

Foreseeable major expenses based on projections:

Our business model is predicated on being able to fund salaries, offices, equipment purchases, and other business operations. Then our client payments (small communities) come at a later date from general operating funds or specific community loans and grants from the state or federal government obtained by Envirosult Inc on behalf of small communities throughout the USA to conduct clean drinking water and other environmental project work.

Being from industry raising capital is always a process but Envirosult Inc is committed

to active marketing, this fund raising effort and future efforts because of the highly visible needs for communities and clean drinking water.

Obviously, year 1 at a loss for a start up $375,274. But then year 2 total income $1,800,000 minus costs of $1,685,415, thus net equal $114,585 and year 3 total income of $6,000,000 minus 3,891,042 is $2,108,958 net income very competitive in our view. See Financial Spreadsheet document.

Future operational challenges:

We simply intend to be a smaller elite team hiring only the most qualified personnel and hiring and personnel is key process to any company success.

The first successful milestones are fund raising and then beginning the hiring process followed by marketing and contacting communities.

Future challenges related to capital resources:

Being from industry raising capital is always a process but Envirosult Inc is committed to active marketing, this fund raising effort and future efforts because of the highly visible needs for communities and clean drinking water. The owner and team members have very active and successful backgrounds in raising investors.

Future milestones and events:

The first successful milestones are fund raising and then beginning the hiring process followed by marketing and contacting communities.

Yes our first project is a milestone. If our first project might be $400,000 and anticipated profitability is 35 -40 % then several of these depict investor returns earlier because of our smaller elite size.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 11, 2022, the Company has capital resources available in the form of founding shareholder contributions and $25,000 cash on hand.

We are a start up and the owner and team members have other incomes with our various professions. We have our own offices at this point and conduct marketing and fund raising ourselves till full time persons can be hired.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

If crowdfunding raises the minimum funding amount then our anticipated burn rate is

small because of our cuurent low overhead. If we raise our maximum amount then our anticipated burn rate is approximately 30% and somewhat more as we ramp up and become profitable in year 2 where we have become profitable as we utilize funds from our maximum funding goal. See attached spreadsheet.

Additional funds can be advanced as needed. So there is no burn rate at this time because by design the owner and his team has kept overhead needs very small by each contributing our time. In order to become profitable Envirosult needs a larger capital infusion in order to operate on a profitable basis. This is why we are pursuing crowdfunding, private investors, banking, and other sources. Our business model is predicated on being able to fund salaries, offices, equipment purchases, and other business operations. Then our client payments (small communities) come at a later date from general operating funds or specific community loans and grants from the state or federal government obtained by Envirosult Inc on behalf of small communities throughout the USA.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If crowdfunding raises the minimum funding amount then our anticipated burn rate is small because of our current low overhead. If we raise our maximum amount then our anticipated burn rate is approximately 30% and somewhat more as we ramp up and become profitable in year 2 where we have become profitable as we utilize funds from our maximum funding goal. See attached spreadsheet.

Additional funds can be advanced as needed. So there is no burn rate at this time because by design the owner and his team has kept overhead needs very small by each contributing our time.

Additional funds can be advanced as needed. In order to become profitable Envirosult needs a larger capital infusion in order to operate on a profitable basis. This is why we are pursuing crowdfunding, private investors, banking, and other sources. The owner and his team have each contributed their time and resources because of their belief in this mission and have substantial fund raising experience because of their various backgrounds. . Our business model is predicated on being able to fund salaries, offices, equipment purchases, and other business operations. Then our client payments (small communities) come at a later date from general operating funds or specific community loans and grants from the state or federal government obtained by Envirosult Inc on behalf of small communities throughout the USA.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum amount we anticipate a small burn rate as if crowdfunding raises the minimum funding amount then our anticipated burn rate is small because of

our current low overhead. If we raise our maximum amount then our anticipated burn rate is approximately 30% and somewhat more as we ramp up and become profitable in year 2 where we have become profitable as we utilize funds from our maximum funding goal. See attached spreadsheet.

We are a start up and the owner and team members have other incomes with our various professions. We have our own offices at this point and conduct marketing and fund raising ourselves till full time persons can be hired.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount we anticipate a burn rate as if we raise our maximum amount then our anticipated burn rate is approximately 30% and somewhat more as we ramp up and become profitable in year 2 where we have become profitable as we utilize funds from our maximum funding goal. See attached spreadsheet.

Indefinitely. Because we see communites becoming more aware of our mission which will become sustaining like an artesian well. And the owner and his team will be more and more in the public eye as this process moves forward. Currently the owner speaks on Tick Tock, encourages questions about clean water and other environmental issues.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time none except that our mission is gaining traction and this team is highly experienced in raising capital because of their years of experience in their various endeavors.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,500,000.00

Valuation Details:

Envirosult Inc. ("Envirosult" or the "Company") determined its pre-money valuation

based on the potential market for multiple communities across the USA where drinking water causes serious health problems.

The global water and wastewater treatment market is projected to grow from $301.77 billion in 2022 to $489.07 billion by 2029, at a CAGR of 7.1%.

While Flint, Michigan, rightfully captures headlines, another water crisis affecting millions of Americans continues to go largely unnoticed. All across rural America, small community water systems are failing to protect public health due to a perfect storm of forces. Poor regulation of agricultural waste and other pollutants, shrinking populations, and aging infrastructure all contribute to the increasing incidents of water quality violations dotting the rural landscape. There are nearly 60 thousand community water systems in the United States and 93 percent of them serve populations of fewer than 10,000 people—67 percent serve populations of fewer than 500 people. In 2015, 9 percent of all water systems had a documented violation of water quality standards, exposing 21 million people to unhealthy drinking water. These violations were more likely to occur in rural areas, where communities often have trouble finding the funds to maintain their systems.

The Company anticipates an average project size of $150,000 to $400,000 which would allow us to promptly and efficiently serve our clients. Based on our internal calculations, our project work anticipates profits of 35-40% within 2 years of fundraising. We believe the purpose of crowdfunding is to go fully operational and profitable; to rapidly expedite our process for communities currently without clean water to drink, or otherwise hurting across the USA. We project expenses in years 1 and 2 of going fully operational as $375,274 and $850,415, respectively. We anticipate profitability in year 2, with our year 3 projections creating $2,108,958 in net profits, with expenses of $3,891,042. The only fixed costs will be office rent, office equipment, and communication, and salaries and benefits for the management, field personnel, and team members. In the totality, we have seen these financial projection figures as very competitive and conservative among startups.

Our research has shown, in our view, no other company has chosen or currently does what we do in seeking to be a liaison to small communities in the US and conduct needed clean water and other environmental work.

Companies in water or environmental works are Golder & Associates, Tetra Tech, Jacob's, etc. The above companies all choose bigger government contracts in bigger cities for obvious reasons. Bigger overheads, thus lower profitability's, etc compared to Envirosult's anticipated profitability because we are a small elite company by the design of the owners.

Other companies like Tetra Tech (Market Cap 8.2 Billion), Jacobs (15.7 Billion), are established companies further down their roads as analogs where we hope to be in our proposed market. We believe, in our opinion, that our proposed valuation is very conservative, especially in light of our proposed marketplace smaller communities throughout the USA needing current help with safe drinking water as shown in the SE site. And no known smaller company competitors in our proposed business model.

Again, Envirosult Inc will focus on small readily available federal and state monies on behalf of smaller communities across the USA and average project size in the $150,000 to $400,000.

There are nearly 60 thousand community water systems in the United States that we believe we can help. 93 percent of them serve populations of fewer than 10,000 people —67 percent serve populations of fewer than 500 people. In 2015, 9 percent of all water systems had a documented violation of water quality standards, exposing 21 million people to unhealthy drinking water. These violations were more likely to occur in rural areas, where communities often have trouble finding the funds to maintain their systems.

Some communities have a hard time simply finding a qualified technician to oversee the water treatment process. The job requires training and certification, yet pays part-time hours in towns often populated mainly by retirees.

Tying back to our current $12,500,000 valuation. With a potential outreach of 60,000 communities, and the low side of our proposed project range as ($150,000), we believe our $12,500,000 pre-money valuation can be seen very conservatively. Further, if we acquire 2% of the proposed marketplace, this would more than exceed our 10-year projections. Not to mention repeat business where applicable.

Envirosult has modeled its operational structure in a manner similar to that of Tetra Tech, others below, and plans to concentrate marketing efforts toward small to medium-sized municipalities that are not being served by large entities Michael Green has worked in the past with companies like Tetra Tech, Jacob's, Wood, while Project Manager at Plains Pipeline, Radian Corp, Emcon, etc and is familiar with their various operations. Our market is there and not being served, our goal is to service this market in a timely and cost-effective manner.

To expedite Envirosult's outreach process, we will target communities with known water and other environmental problems. We will mail out flyers and call selected community leaders. We will use social media again for selected communities targeted. We also believe our approach will promote call in business.

Tetra Tech per their website for USA operations supports primarily Federal Agencies and State Agencies and then Municipal sectors. Envirosult hopes to support the Smaller Municipal sectors first as liaisons to current readily available federal and state monies.

Our goal with Envirosult is to provide timely and cost-effective solutions to small to medium-sized municipalities. To accomplish this goal some of our costs will be variable and depend on the number of contracts in the process.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company

only has one class of security authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  Targeted social media digital optimization, responses from our website, highly targeted marketing campaigns, and selected calls to community leaders. Contacting various communities, council persons, mayors, etc in surrounding states and where needs are identified. Both are a continual and ongoing process.

- *Company Employment*
  20.0%
  Hiring key personnel, geoscientists, field supervisors, engineers, administrative, office set up etc.

- *Research & Development*
  18.0%
  Preparing state, local, and federal applications, and meeting with government contract managers and contractors. Acquiring state and federal funds on behalf of these communities.

- *Operations*
  19.5%
  Targeting specific projects with a high emphasis on community needs and profitability.

- *Working Capital*
  16.0%
  Raising money through early on investors, part owners, future board members, and crowd funding per SEC Regulations.

- *StartEngine Platform Fees*

1.0%
StartEngine Platform Fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://envirosult.com/ (link on web site).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/envirosult

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Envirosult Inc

[See attached]

Envirosult, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

For the Months Ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Envirosult, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2021 and the related statements of operations, statement of cash flows, and statement of changes in stockholder equity for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 23, 2022
Vincenzo Mongio

Envirosult, Inc.
Balance Sheet
As of December 31, 2021

		2021
Assets		
Total Assets	$	-
Liabilities		
Total Liabilities	$	-
Stockholder's Equity		
Common Stock	$	-
Additional Paid In Capital	$	-
Retained Earnings	$	-
Total Stockholder's Equity	$	-
Total Liabilities and Stockholder's Equity	$	-

Envirosult, Inc.
Statement of Operations
For the Months Ended December 31, 2021

		2021
Income		
Revenue	$	-
Total Income	$	-
Selling, General and Administrative Expenses		
Selling, General and Administrative Expenses	$	-
Total Selling, General and Administrative Expenses	$	-
Net Loss from Operations	$	-

Envirosult, Inc.
Statement of Cash Flows
For the Months Ended December 31, 2021

		2021
Cash flows from Operating Activities:		
Net Loss	$	-
Net Cash provided by Operating Activities	$	-
Cash Flows from Investing Activities:		
Net Cash provided by Investing Activities	$	-
Cash Flows from Financing Activities:		
Contributions from Member	$	-
Net Cash provided by Financing Activities	$	-
Net (decrease) increase in Cash and Cash equivalents	$	-
Cash and Cash Equivalents at the beginning of the period	$	-
Cash and Cash Equivalents at the end of the period	$	-

Envirosult, Inc.
Statement of Changes in Stockholder Equity
As of December 31, 2021

	Common Stock,		Additional Paid-in	Retained	Total Stockholder
	# of Shares	$.001 Par	Capital	Earnings	Equity
Balance on October 14, 2021	-	$ -	$ -	$ -	$ -
Net Income	-	$ -	$ -	$ -	$ -
Balance on December 31, 2021	**-**	**$ -**	**$ -**	**$ -**	**$ -**

Envirosult, Inc.
Notes to the Unaudited Financial Statements
December 31, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Envirosult Inc. (the "Company", "we", "our") was formed on October 14th, 2021 in the State of Delaware as a C-Corporation. After careful due diligence, the Company realized numerous small communities across the USA have various environmental, water and other infrastructure needs. The Company will benefit or profit by consulting with these small communities to complete federal and state applications to procure funds to address their needs. As a turn-key solution, the Company will help provide consulting services throughout the various phases of infrastructure projects for these communities, as needed.

The company will conduct a crowdfunding campaign under Regulation Crowdfunding to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation - ASC 718-10-50

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with par value of $0.001 per share. None of these shares were issued and outstanding as of December 31, 2021, the company is currently controlled by its sole incorporator.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 23, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Envirosult is not live or open to the public at this moment.

A brighter and safer future for water and our environment

INVEST IN ENVIROSULT TODAY!

Envirosult Inc. ("Envirosult" or the "Company") is on a mission to bridge the gap between readily available, government funding and small US communities that desperately need clean drinking water, environmental education, and improvements. Our company is pre-...

Show more


Envirosult
Working towards a brighter and safer water for future small communities across the USA

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

- Our mission is company profitability, but also utilising readily available federal monies for under served small communities - to help them have clean drinking water, safe environments, and infrastructure
- Through our research, we have discovered there are 60,000 smaller communities that we believe could benefit from Envirosult right now - as no other company does what we do, in our view.
- Our team has experience spanning approximately 100 years in environmental engineering projects, government contracts, and we believe this experience has made us the ideal liaisons and project managers to help communities.

Working towards a brighter and safer water future for small communities across the USA

We believe we are becoming a greener country. With increasing energy sources, we also now have the ability to better focus on small communities - who we feel have been historically overlooked with issues like safe drinking water for their families and children, contaminant-free lifestyles (source).

Our mission is to guide and support communities, and their local governments to discover ways to improve their specific infrastructure, drinking water, and environmental needs that impact the health and livelihood of the community.


What We Do
We help small communities address their water, environmental and infrastructure issues.
How We Do It
We consolidate State & Federal Regulatory loan & grant information into summaries for communities.

With passion and commitment, we also advise capital market leaders that may be contemplating investments in public and private entities to provide sustainable solutions to communities (source).

THE PROBLEM & OUR SOLUTION

Our job is to increase awareness and help communities get the funding that has been allocated for cleaner and better water and infrastructure. The bigger cities seem to fare better with government funding in our opinion.

Between 2016 and 2019, there were almost 180k violations of the Safe Drinking Water Act in over 24k community water systems (source). Along with that, childhood lead poisoning is a major environmental health problem (source).


The US Government estimates
over 3M households with children under age 6 are living with lead hazards
WARNING
LEAD WORK AREA
POISON
NO SMOKING OR EATING
WARNING
LEAD WORK AREA
POISON
NO SMOKING OR EATING
CAUTION

(source)

And while there are state and federal funds helping these situations - they tend to go mainly to larger US cities (source).

Envirosult plans to channel a significant portion of these already allocated funds into smaller US cities in support of a wide range of projects ranging from:


1 Informative and preventative health care
2 Clean drinking and bathing water
3 Environmental education
4 Environmental protection

We believe our business model is a win-win-win for the environment, small communities, and our bottom line profits. This company is unique in its proposal to take a proactive and holistic approach to improve the current rule: from testing to treatment to informing the public about the levels of lead and other contaminants in their drinking water.

THE MARKET & OUR TRACTION

We feel to be entering a niche, but overlooked industry so our peers inform us and community leaders calling into Envirosult Inc

Tainted tap water isn't just a problem in Flint, Michigan. Environmental infrastructure issues mainly impact people who live in rural, low-income areas (source).

Not to mention, other firms seek out large corporate contracts with multi-million dollar budgets - leading to small towns getting forgotten, in our view. With the help of many types of grants and loans available, we feel to be a niche solution entering a national market of 60,000 communities that we feel desperately need our help (source).

Significant personal research by Michael Green, Envirosult CEO, Michael Collins, Envirosult CFO, as well as Upmanu Hall assessed a national data set of 17,900 water utilities and other community drinking-water systems, revealing that water-quality violations of the U.S. Safe Drinking Water Act more than doubled between 1980 and 2015 (source). We believe we are well on our way towards...

1. Construction & improvement projects for community water systems to provide safe & clean drinking water.
2. Replace existing pipes, tanks and meters
3. Safer drinking water in schools and playgrounds for our children
4. Educating the community about the negative impacts of soil & drinking water contamination*

   *created by pollution, viruses, bacteria, lead, mercury, gas & oil.

Why Invest

We believe there are 60,000 small communities that could benefit from Envirosult

Envirosult is working to help these communities take advantage of available state and federal monies by acting as liaisons and conducting project work to give them safe drinking water, better infrastructure, and the environmental education desperately needed.

With our extensive background along with what we feel is a strong business model, we believe there will be a quicker path to profitability because of lower overhead.



Our Focus

To improve the infrastructure & environmental conditions of drinking water & soils in small communities across the US.

Why It Matters

This will in turn have the potential to decrease long term medical conditions of these communities that have been caused by contaminated waters & soils.

Invest today, and join us on a mission towards helping communities across the USA to have easier access to better water and infrastructure.

ABOUT

HEADQUARTERS
203 G Long Plantation
Lafayette, LA 70508

VALUATION
$12.5M

Envirosult Inc. ("Envirosult" or the "Company") is on a mission to bridge the gap between readily available, government funding and small US communities that desperately need clean drinking water, environmental education, and improvements. Our company is pre-revenue, and already connecting members of small communities across the US.

TEAM

Michael Green
CEO

Michael Green works approximately 35 and sometimes way more hours per week for Envirosult.

Mike Green is a graduate of Millsaps College and Mississippi State University in Geosciences and Teaching. As a Geoscientist, Mike has worked for several major manufacturing, chemical and petroleum companies. Additionally, Mike has served as a high-level Environmental and Regulatory Compliance Manager for these same companies.

Mike has seen the impacts of industry on the environments of water, soils, air pollution and other media. He has now chosen to work directly to assist smaller municipal entities with environmental, drinking water, and other infrastructure

issues. He is currently also an Adjunct Professor Geosciences South Louisiana Community College.

Michael Collins CFO
Financial Advisor, Legal

Michael Collins works approximately 30 sometimes way more hours per week for Envirosult. And plans to transition to full time.

Michael Collins has a bachelor's in accounting from East Central University, a law degree from the University of Oklahoma and a Masters in Tax Law from Washington University. Michael has a private practice focusing on small to mid-sized clients but has shifted from compliance to planning and structuring transactions to minimize tax costs, asset protection, transactional work and estate and wealth planning for high-net-worth clients. In addition, Michael serves as an external CFO for several regional real estate and construction companies. Michael has served as an expert witness for income and valuations and as college instructor for accounting. Prior to his current practice, Michael has worked for the Comptroller of the Currency, a large national bank and a top ten national accounting firm.



Dr. Colby Jubenville
Advisor Behavioral Sciences

Dr. Jubenville works as needed as an advisor to Envirosult.

Colby B. Jubenville, Ph. D., holds an academic appointment at Middle Tennessee State University and is an author, speaker, entrepreneur and inventor.

In 1993, I got my first real "win" in life, and of all of the other degrees or awards that I have earned in my life, it's the one I still cherish the most. The Coach Ranager (Millsaps) presented me with the Defensive Lineman of the Year award in 1993 at a small banquet at the conclusion of our senior season.

Dr. Jubenville completed his doctoral studies at the University of Southern Mississippi and competed as a NCAA D-III student-athlete at Millsaps College.

He calls Mobile, Alabama home and resides in Murfreesboro, Tennessee.

Colby B. Jubenville, PhD is an accomplished international speaker, author, educator and coach.

Currently the Director of Middle Tennessee State University's CBHS Center for Student Coaching and Success, he is a member of the Honors College faculty and holds an academic appointment as Special Assistant to the Dean for Student Success and Strategic Partnerships in the College of Behavioral and Health Sciences.

TERMS

Envirosult

Overview

PRICE PER SHARE
$6.25

VALUATION
$12.5M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$600.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000.00

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
1,600

MAX NUMBER OF SHARES OFFERED
197,600

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**Envirosult Inc**
Corporate Address :	**203 G Long Plantation, Lafayette, LA 70508**
Offering Minimum :	**$10,000.00**
Offering Maximum :	**$1,235,000.00**
Minimum Investment Amount (per investor) :	**$600.00**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**1,600**
Maximum Number of Shares Offered :	**197,600**
Price per Share :	**$6.25**

Pre-Money Valuation : $12,500,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses*</u>

<u>Time-Based</u>

Friends & Family

Invest within the first 72 hours to receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

<u>Amount-Based</u>

$600 | Tier 1

Personal Thank You Note & 1% Bonus Shares.

$1,000 | Tier 2

Personal Thank You Note & 2% Bonus Shares, and 1 Choice of 3 Diagrams.

$2,500 | Tier 3

Personal Thank You Note, 5% Bonus Shares, 2 Choices of 3 Diagrams.

$5,000 | Tier 4

Personal Thank You Note, 10% Bonus Shares, Zoom Call with CEO.

$10,000 | Tier 5

Personal Thank You Note, 15% Bonus Shares, 3 Diagrams, Zoom Call with CEO, & Access to Investor/Owner's Club.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Envirosult will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.25/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $625. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Verbal Disclaimer: The 35 to 40 percent profit margin is an anticipated figure based on Envirosult Inc calculations there's no guarantee that our company will achieve 35 to 40 percent profit margins, and I further know we're in a pre-revenue stage of development, but I also equally know we've done our homework to help small communities across the United States in this important arena called safe drinking water.

Have you ever considered communities across United States that simply don't have clean drinking water? They then water, water that doesn't even meet safe drinking water standards or standards set by the U.S. EPA. Approximately 20 million people have harmful contaminants in their drinking water. Those contaminants might be anything from lead, constituents in gasoline, PFAS gases or other contaminants that are definitely harmful to the human body, and most notably, kids.

Safe drinking water became the mission for this company. Consider Benton Harbor. Consider Flint, Michigan. At some point, somebody had said something to me in the world of federal and state moneys, and I began to think about that topic. So I started to research that out for myself. And what I found was thousands of communities across the United States simply have not applied for federal and state funding. At Envirosult Inc. we will be a liaison to those communities, will make the necessary applications, will acquire funding on their behalf, and then we'll do that project work at a profit. Recently, $50 billion has been cut from the federal government for distressed communities across the United States. In another vein, the U.S. EPA has also cut $5 billion. That's our job to reach in and access parts of those moneys on behalf of small communities.

As I began to frame this idea around 2018, 2019, I began to get numerous call-ins from pastors, community leaders across the United States asking if we could help their community. We're going to help bring about a positive impact through our high-quality professional consulting services. Further, the project work that we do at a 35 to 40% profit margin will be done in a project size that we can move quickly through projects.

We're not the big A&E firm who need a $500 million project. The problem with that is when the big firms say A&E firms need big government contracts, they need to work for the city of New Orleans. They need to work for Chicago, New York. Who's left hanging? Well, that's the small communities across the United States. We can turn money around quicker.

We follow this road map for the sake of our investors who have begun to push this project. What better way for investors to make money than to help communities across the United States? Kind of the best interest of the public good and a good return on their money invested and a good thought that, hey, they're helping people have safe reliable drinking water.

Team members that have assembled for this approach are Michael Collins, very noteworthy attorney and accountant who represents large clients across the United States and some overseas. Dr. Colby Jubenville in their department at Middle State Tennessee Behavioral Sciences. We believe in this idea so much that we've invested our own funds into this approach

to carry this concept this far.

Will you please consider investing in our company to further help us to provide clean, safe, reliable drinking water to small communities across the United States?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

FIRST - Name

The name of the Corporation is:
Envirosult Inc.

SECOND – Registered Agent

Its registered office in the State of Delaware is to be located at 8 The Green, Ste A, in the City of Dover County of Kent Zip Code 19901. The registered agent in charge thereof is A Registered Agent, Inc.

THIRD - Purpose

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH - Stock

The amount of the total stock of this corporation is authorized to issue is 1,000,000 shares (number of authorized shares) with a par value of $0.001 per share.

FIFTH - Incorporator

The name and mailing address of the incorporator are as follows:

A Registered Agent, Inc. – 8 The Green, Ste A, Dover, DE 19901

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 14th day of October, A.D. 2021.

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:18 PM 10/14/2021
FILED 02:18 PM 10/14/2021
SR 20213514440 - File Number 6308132

BY: Pat Brick

A Registered Agent, Inc., Incorporator
Patrick Brickhouse, Assistant Secretary

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Envirosult Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of total stock of this corporation is authorized to issue is 2,500,000 shares (number of authorized shares) with a par value of $0.001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 6th day of October, 2022.

By: /s/ Michael Green
Authorized Officer

Title: President

Name: Michael Green
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